UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PharmAthene, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

71714G102
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 71714G102	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.72% (see Item 4)
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71714G102	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.72% (see Item 4)
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71714G102	13G/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrants to purchase 205,128 shares of Common Stock (see Item 4)
Warrants to purchase 500,000 shares of Common Stock (see Item 4)
Warrants to purchase 899,107 shares of Common Stock (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.72% (see Item 4)
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71714G102	13G/A	Page 5 of 6 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on July 30, 2010 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.0001 (the "Common Stock"), of PharmAthene, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is (i) based on 41,533,661 shares of the Company’s Common Stock outstanding , which is the sum of (x) 40,908,661 shares of Common Stock outstanding as of November 9, 2010, as set forth in the Company's quarterly report for the quarterly period ended September 30, 2010, filed on Form 10-Q on November 15, 2010, and (y) 645,000 shares of Common Stock issued by the Company after November 9, 2010, as set forth in the Current Report on Form 8-K of the Company filed on November 23, 2010, and (ii) assumes the exercises of the reported warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds.  Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds.  Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 71714G102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  January 18, 2011

EMPERY ASSET MANAGEMENT, LP

By:	EMPERY AM GP, LLC, its General Partner	/s/ Ryan M. Lane
RYAN M. LANE

By:	/s/ Ryan M. Lane
Name:	Ryan M. Lane
Title:	Managing Member

/s/ Martin D. Hoe
MARTIN D. HOE